Exhibit 99.16

Novadaq Completes Purchase of TMR Business from PLC Systems

Toronto, Ontario – February 2, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced that it has completed the purchase of the Transmyocardial Revascularization (TMR) business from PLC Systems Inc. (OTCBB: PLCSF), a company focused on innovative medical device-based technologies.

Under the terms of the agreement, Novadaq acquired substantially all of PLC’s assets in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR, for $1 million U.S. in cash, and the assumption of PLC’s obligations under service contracts valued at approximately $614,000.

Novadaq has been the exclusive United States distributor of PLC’s products for TMR since March 2007. The asset purchase agreement, which was announced in November 2010, was approved by PLC’s shareholders.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s primary core technology platform, SPY Imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY Imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open surgical procedures and the endoscopic implementation of SPY Imaging (“SPY Scope”) is FDA cleared for real-time use in MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition (“HD”) white light visualization offered by conventional endoscopes. The Company’s key markets include plastic reconstructive, gastrointestinal, cardiac and general surgery. To realize the full potential of its SPY Imaging technology platform, Novadaq explores technology alliances. Novadaq announced its first alliance with Intuitive, in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell Corporation (“LifeCell”) in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010. Novadaq is the exclusive United States distributor of PLC’s CO2 HEART™ LASER SYSTEM, which is used in the same cardiac procedures as the SPY System. For more information, please visit the company’s website at http://www.novadaq.com.

Forward Looking Statements:

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY scope and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

ICR, LLC

Sherry Bertner

Managing Director

646-277-1200

sherry.bertner@icrinc.com

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